

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2024

Frederick Wong
Chief Financial Officer
Intelligent Living Application Group Inc.
Unit 2, 5/F, Block A, Profit Industrial Building
1-15 Kwai Fung Crescent, Kwai Chung
New Territories, Hong Kong

      Re: Intelligent Living Application Group Inc.
          Form 20-F for the Year Ended December 31, 2023
          Filed April 30, 2024
          File No. 001-41444

Dear Frederick Wong:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing